                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                        Under the Securities Act of 1934


                                 NCO Group, Inc.
                                ----------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ---------------------------
                         (Title of Class of Securities)

                                    628858102
                                   -----------
                                 (CUSIP Number)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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-------------------------------                    -----------------------------
CUSIP NO.     628858102                13G                 Page 2 of 4 Pages
          ---------------
-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Michael J. Barrist


--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
           Not Applicable

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    2,242,458  (See Item 4)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       60,192  (See Item 4)
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    2,010,957  (See Item 4)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    60,192  (See Item 4)


--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,302,650
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES  See Item 4
                                                                            [X]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           34.3%
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   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages
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Item 1(a)       Name of Issuer:
               ----------------
                NCO Group, Inc. (the "Corporation")

Item 1(b)       Address of Issuer's Principal Executive Offices:
               -------------------------------------------------
                1740 Walton Road
                Blue Bell, PA 19422-0987

Item 2(a)       Name of Person Filing:
               -----------------------
                Michael J. Barrist

Item 2(b)       Address of Principal Business Office:
               --------------------------------------
                NCO Group, Inc.
                1740 Walton Road
                Blue Bell, PA 19422-0987

Item 2(c)       Citizenship:
               -------------
                United States

Item 2(d)       Title of Class of Securities:
               ------------------------------
                Common stock, no par value

Item 2(e)       CUSIP Number:  628858102
               --------------
Item 3          Not Applicable

Item 4          Ownership:
               -----------
                (a) Amount Beneficially Owned: 2,302,650(1)
                (b) Percent of Class: 34.7%

----------------------------
  (1)Includes: (i) 231,501 shares of Common Stock owned by Annette Barrist which Michael J. Barrist has the sole right to vote pursuant to an irrevocable proxy (the "Proxy Shares"); and (ii) 60,192 shares held in trust for the benefit of members of Annette Barrist's family for which Michael J. Barrist is a co-trustee (the "Trust Shares"). Excludes 140,518 shares held in trust for the benefit of Michael J. Barrist's child, as to which Michael J. Barrist disclaims beneficial ownership. Annette Barrist is the mother of Michael J. Barrist.


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                (c) Number of Shares as to which such person has

                      (i)   sole power to vote/direct the vote: 2,242,458(2)
                      (ii)  shared power to vote/direct the vote: 60,192(3)
                      (iii) sole power to dispose/direct the disposition
                             of: 2,010,957(4)
                      (iv)  shared power to dispose/direct the disposition
                             of: 60,192(5)

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More Than Five Percent on Behalf of Another Person:

                Annette Barrist has the sole power to dispose or direct the disposition of 231,501 Shares, which Michael J. Barrist has the sole power to vote or direct the vote of pursuant to an irrevocable proxy. (See Item 4)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not Applicable.

Item 8          Identification and Classification of Members of the Group:

                Not Applicable.

Item 9          Notice of Dissolution of Group:

                Not Applicable.

Item 10         Certification
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/27/97                               /s/ Michael J. Barrist
      ---------------------                 --------------------------------
                                                Michael J. Barrist
--------------------------
  (2)Includes all shares shown as beneficially owned in Item 4(a) except the Trust Shares.
  (3)Includes only the Trust Shares.
  (4)Includes all shares shown as beneficially owned in Item 4(a) except the Proxy Shares and the Trust Shares.
  (5)Includes only the Trust Shares.


                               Page 4 of 4 Pages